17008913

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Investing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Tysons Blvd, 12th Floor

(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvette Butler (703) 720-3080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

2100 E. Cary Street, Suite 201	Richmond	VA	23223
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvette Butler, Director & President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investing, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director & President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNETTE REDMOND
NOTARY PUBLIC
REGISTRATION # 7667204
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
FEBRUARY 29, 2020

CAPITAL ONE INVESTING, LLC

(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

Capital One Investing
83 South King Street
Suite 700
Seattle, WA 98104

Tel 206.805.0800
Fax 206.805.0803
capitaloneinvesting.com

February 28, 2017

U.S. Securities and Exchange Commission
100 F Street NE
Washington DC, 20549

RE: Audited Financial Statements and Supplemental Information and Statement of Financial Condition (package 2 of 2)

Enclosed please find two copies of the Capital One Investing, LLC December 31, 2016 Statement of Financial Condition. In another package is a copy of the Financial Statements and Supplemental Information including separately bound Compliance reports and the independent auditors report on the agreed upon procedures relating the form SIPC-7. of the Capital One Investing, LLC December 31, 2016

Capital One Investing, LLC's CRD# is 045744 and SEC File# is 8-51160.

If you have any questions, you can reach me at 206-805-0331.

Sincerely,

Alex Martin
FINOP
Capital One Investing, LLC
83 South King Street, Suite 700
Seattle, WA 98104

cc: SEC San Francisco District Office
44 Montgomery St., Suite 2800
San Francisco, CA 94104
Attn: Jina Choi, Regional Director

FINRA/Financial Operations
Filed electronically

CAPITAL ONE INVESTING, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

Year Ended December 31, 2016

Contents

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
www.ey.com

Report of Independent Registered Public Accounting Firm

The Governance Committee
Capital One Investing, LLC

We have audited the accompanying statement of financial condition of Capital One Investing, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital One Investing, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

CAPITAL ONE INVESTING, LLC

(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 18,864,924
Receivables from clearing organization	14,069,282
Receivables from customers, net of allowance for doubtful accounts of $164,225	150,293,378
Receivable from COF and affiliates, net	10,664,991
Other receivables	1,797,004
Securities owned, at fair value	1,532,727
Intangible assets, net	24,330,650
Property and equipment, net	19,371,056
Prepaid expenses and other assets	1,166,240
Total assets	**$ 242,090,252**
Liabilities, subordinated loans and member's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 25,093,651
Securities sold, not yet purchased, at fair value	312,860
Line of credit with COFI	40,000,000
Interest payable on subordinated loans with COFI	9,167,487
Payable to COFI	3,508,411
Interest payable on subordinated loans with COF	2,645,899
Payables to customers	450,698
Deferred tax liabilities, net	12,935,603
Total liabilities	**94,114,609**
Subordinated loans from COFI	85,000,000
Subordinated loans from COF	40,000,000
Member's equity	
Member's equity	22,975,643
Total member's equity	**22,975,643**
Total liabilities, subordinated loans and member's equity	**$ 242,090,252**

See accompanying Notes to Statement of Financial Condition

CAPITAL ONE INVESTING, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Nature of Business

Capital One Investing, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Capital One Financial Investing, LLC (formerly known as Capital One Holdings, LLC ("COHO")) ("COFI"). COFI is a wholly owned subsidiary of Capital One DIRECT Securities, Inc. which is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One," "COF" or the "Parent").

The Company provides broker-dealer services directly to its online customers and also introduces customer accounts on a fully disclosed basis with unaffiliated third party vendors.

The Company is subject to the risks and challenges associated with its dependence on COFI and Capital One for capital, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management and marketing resources.

2. Summary of Significant Accounting Policies

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates are based on information available as of the date of the statement of financial condition. While management makes its best judgment, actual results could differ from those estimates. Estimates and assumptions are made in determining the allowance for doubtful accounts and fraud losses, the recoverability of long-lived assets and intangible assets, the fair value of financial instruments, income taxes and contingent liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts primarily held with Capital One N.A. ("CONA"), an affiliated bank. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with stated maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Receivables From and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance. The recorded value approximates the fair value for the margin loan receivables. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Margin loans that were unsecured or partially secured were $60,480 at December 31, 2016. The average yield earned on margin loans is 5.1%. The Company accrues interest on margin loans on a daily basis. There were no past due or nonaccrual margin loans as of December 31, 2016.

Payables to customers also include monies received by the Company from customers for the purchase of certain alternative investment products. The Company remits this cash to investment companies. The Company had $385,670 outstanding to remit to investment companies on December 31, 2016.

Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity, and a specific customer's ability to pay its obligations to the Company.

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account. The Company may increase this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $150,457,603 as of December 31,

2016, are included in "receivables from customers, net of allowance for doubtful accounts" in the statement of financial condition. At December 31, 2016, the Company had one customer that accounted for 22% of the margin loans.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from COF, COFI or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes it is unlikely the Company will have to make any material payments under these arrangements.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned include odd lot and fractional shares of common stock, exchange-traded funds, mutual funds, and other securities retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value is generally based on quoted market prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Intangible Assets

Intangible assets with definitive useful lives, including brokerage relationships, trade name and trademark, are measured at cost and amortized either on a straight-line basis or an accelerated basis over their estimated useful lives and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An

impairment loss, generally calculated as the difference between the estimated recoverable amount and the fair value of the asset or asset group, is recognized if the recoverable amount of the asset or asset group is less than the corresponding carrying value.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization.

The Company capitalizes direct costs for internally developed software projects that have been identified as being in the application development stage. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties and licensing fees paid to affiliated entities and third parties. Enhancement costs related to substantial upgrades or enhancements to our website that result in added functionality are capitalized and amortized on a straight-line basis over the estimated useful life of the upgrade or enhancement. The Company periodically reviews capitalized fixed assets for impairment.

Useful lives for property and equipment are estimated as follows:

Computers and software	3–7 years
Internally developed software	3 years
Office equipment, furniture and fixtures	3–10 years
Leasehold improvements	Lesser of useful life or the remaining fixed non-cancelable lease term

Drafts Payable

Drafts payable of $6,209,059 are included in "accounts payable and accrued liabilities" on the statement of financial condition and represent amounts drawn by the Company against a bank account at CONA.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the tax sharing agreement among the Parent and its subsidiaries. In accordance with this agreement, the Company determines its share of federal, state and local income tax liability or benefit based on its contribution to the consolidated taxable income or loss.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. Uncertain tax positions are recognized to the extent that they are more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2016.

3. Receivables from Clearing Organization

The Company has two clearing agreements with another broker-dealer. Under the terms of one clearing agreement, the Company acts as an introducing broker and clears customer transactions on a fully disclosed basis. Under the terms of the second clearing agreement, the Company acts as an omnibus broker-dealer and clears proprietary and online customer transactions. In the event of a breakdown or failure of the clearing broker to perform, the Company may be subject to risks that could diminish its ability to operate, service customer accounts and protect customers' information, or result in potential liability to customers, reputational damage, regulatory intervention and customers' loss of confidence in the Company, any of which could result in a material adverse effect. The Company keeps a deposit of $125,000 to maintain these relationships.

The Company has cash and money market balances held in omnibus accounts that are included in "receivables from clearing organizations" in the statement of financial condition totaling $4,582,557 as of December 31, 2016. Money market balances in the amount of $402,391 are held at Bank of New York, and cash balances of $4,180,166 are held at CONA.

The Company also has $412,205 commissions due from the clearing broker included in "receivables from clearing organization" on the statement of financial condition.

4. Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

The following table provides details of securities owned and securities sold, not yet purchased at fair value, as of December 31, 2016:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 1,400,011	$ (114,725)
Other securities	132,716	(198,135)
Total	$ 1,532,727	$ (312,860)

For firm securities held under the omnibus clearing agreement, the clearing broker has the right to lend the corporate stocks owned by the Company if the account is in a net borrowing position. At no time in 2016 was the Company in a net borrowing position.

5. Intangible Assets

The following table presents the gross carrying amount and accumulated amortization of intangible assets as of December 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Amortization Period
Intangible assets:				
Brokerage relationships	$ 25,810,552	$ (5,035,283)	$ 20,775,269	9.2 years
Trade name and trademark	3,584,523	(29,142)	3,555,381	10.2 years
Total intangible assets	$ 29,395,075	$ (5,064,425)	$ 24,330,650	

Brokerage relationship intangibles are amortized using the sum of the years' digit method over 14 years. Trade name and trademark intangibles are amortized on a straight-line basis over 15 years.

6. Property and Equipment

The following table presents property and equipment as of December 31, 2016:

Software	$ 80,600,031
Computer equipment	3,239,325
Work in process (software development)	4,433,095
Other property and equipment	529,743
Gross property and equipment	88,802,194
Less: accumulated depreciation and amortization	(69,431,138)
Property and equipment, net	$ 19,371,056

Capitalized internally developed software costs at December 31, 2016, were $14,239,942 net of accumulated depreciation of $62,561,156.

7. Financial Instruments

Cash and cash equivalents, securities owned and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2016. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts which approximate fair value as of December 31, 2016.

8. Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 – Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

- Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques used in estimating fair value of our financial instruments as of December 31, 2016:

Financial Assets

Securities owned – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

Financial Liabilities

Securities sold, not yet purchased – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

The following table presents our assets and liabilities measured on our statement of financial condition at fair value on a recurring basis as of December 31, 2016:

	Fair Value Measurements Using			Total
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Securities owned	$ 1,532,727	$ –	$ –	$ 1,532,727
Liabilities:				
Securities sold, not yet purchased	$ 312,860	$ –	$ –	$ 312,860

Assets Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value with the exception of intangibles and capitalized internally developed software.

9. Income Taxes

The following table presents the components of the Company's deferred tax assets and liabilities as of December 31, 2016:

Deferred tax assets:	
Net operating loss carry forwards	$ 2,384,933
Other	3,810,643
Total deferred tax assets	6,195,576
Less: valuation allowance	(1,621,876)
Deferred tax assets	4,573,700
Deferred tax liabilities:	
Property and equipment	(7,654,018)
Intangibles	(9,712,917)
Other	(142,368)
Total deferred tax liabilities	(17,509,303)
Net deferred tax liabilities	$ (12,935,603)

The Company has federal net operating loss carry forwards (NOLs) of $5,788,804 which are available to reduce future taxable income tax for federal income tax purposes. Such NOLs expire after 2018. The Company's ability to use its NOLs to offset future income is subject to restrictions enacted in Section 382 of the Code. These restrictions limit the Company's future use of NOLs if there is a significant ownership change in the Company's stock. The Parent acquisition of the Company and a prior ownership change resulted in a limitation on the utilization of $4,633,932 of its NOLs. Accordingly, a valuation allowance was recorded in the amount of $1,621,876. The Company does not have a valuation allowance on the remaining deferred tax assets because it is more likely than not that these will be realized. For the year ended December 31, 2016, $577,437 of the Company's federal net operating losses were used by the Parent to reduce income taxes otherwise currently payable by the Parent. The Company has a state NOL with a value of $1,784,562 that will expire in 2036.

During 2016 the IRS completed its examination of Capital One Financial Corporation and Subsidiaries (Capital One's) federal income tax returns for the tax years 2012-2013 in which Capital One Investing, LLC is a member, and the outcome of which did not have any impact on this Company. Capital One's federal income tax returns for the years 2014-2016 are still under audit. The outcome of these audits is not expected to have a material impact on the financial results of the Company.

10. Related-Party Transactions

The payables to and receivables from the Parent are included in "receivable from COF and affiliates, net" on the statement of financial condition. The Company also has certain payables to COFI relating to interest on subordinated loans, management fees and other operating transactions arising from the normal course of business. Interest on subordinated loans is included in "interest payable on subordinated loans with COFI" and other payables to COFI are included in "payable to COFI" on the statement of financial condition.

The Company has three subordinated loan agreements with COFI: a subordinated equity loan agreement with an outstanding balance of $35,000,000 and two subordinated debt loan agreements with an outstanding balance of $25,000,000 each totaling $50,000,000. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal at a rate of 0.94%. Accrued interest payable of $9,167,487 is included in "interest payable on subordinated loans with COFI" and $85,000,000 is reflected as "subordinated loans from COFI" on the statement of financial condition.

The maturity dates for these subordinated loans are as follows: $35,000,000 matures on April 14, 2018, $25,000,000 matures on May 18, 2018, and $25,000,000 matures on September 24, 2018. Without further action by COFI or the Company, these loans will be extended an additional year from each respective maturity date.

The Company has a Unilateral Revolving Loan agreement (the "LOC") with COFI that matures on August 1, 2019. As of December 31, 2016, the Company had an outstanding balance of $40,000,000 included in the "line of credit with COFI" in the statement of financial condition. The LOC has no stated commitment limit. The balance is accruing interest at a rate of LIBOR plus a variable monthly rate. Accrued interest payable on the outstanding balance of the LOC was $380,006 at December 31, 2016 and is included in "payable to COFI" in the statement of financial condition.

The Company has a Revolving Note and Cash Subordination Agreement (the "Subordinated Revolver") with COF. The Subordinated Revolver has a commitment amount of up to $200,000,000. The Subordinated Revolver was approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2016, the Company had an outstanding balance of $40,000,000 included in "subordinated loans from COF" on the statement of financial condition. $20,000,000 is accruing interest at a rate of LIBOR plus 1.56% and $20,000,000 is accruing at a rate of LIBOR plus 1.67%. All outstanding balances are due to COF on or before April 1, 2019. Accrued interest payable on the outstanding balances of the Subordinated Revolver

was $2,645,899 at December 31, 2016 and is reflected in "interest payable on subordinated loans with COF" on the statement of financial condition.

The Company offers proprietary and online customers an FDIC insured investment product. For customers electing the FDIC product, the Company sweeps excess cash daily and deposits the cash with CONA.

The Company also offers an FDIC insured investment product to its fully disclosed customers that is serviced by the clearing broker. For customers electing the FDIC product, the clearing broker sweeps excess cash daily and deposits the cash with CONA.

The Company uses banking services from CONA for the majority of its banking. The Company also markets and sells certain non-deposit investment products to the public, including customers of CONA, from certain branch premises.

11. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may enter into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2016.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company may become subject to various pending and threatened legal actions relating to the conduct of its normal business activities. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency in the notes to the statement of financial condition. In the opinion of management, the ultimate aggregate liability, if any, arising out of any pending or threatened legal actions will not be material to the financial condition of the Company.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital and debt to debt-equity ratios related to its subordinated loans.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires the percentage of aggregate indebtedness to not exceed net capital by 1500%. At December 31, 2016, the Company had net capital of $107,373,050 as defined, which was $102,593,134 in excess of its required minimum net capital of $4,779,916. The Company's aggregate indebtedness as of December 31, 2016 equals 66.8% of its net capital.

The Company is required to maintain a debt to debt-equity ratio not exceeding 70%. At December 31, 2016, the Company had a debt to debt-equity ratio of 63.1%.

Advances to affiliates, repayment of subordinated loans, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2016.

13. Subsequent Events

Management has evaluated subsequent events through February 28, 2017, the date the statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized or unrecognized subsequent events that would have required adjustment to the statement of financial condition.